NAME OF REGISTRANT: Darden Restaurants, Inc.
NAME OF PERSON RELYING ON EXEMPTION: The Green Century Equity Fund
ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 4 on Darden Restaurants, Inc. 2016 Proxy Statement:
Adopt a policy to phase out non-therapeutic use of antibiotics in the meat supply chain
Darden Restaurants, Inc.  Symbol:  DRI
Filed by: The Green Century Equity Fund

Shareholder Proposal No. 4 requests that Darden Restaurants, Inc. (hereby referred to as “Darden” or “the company”) adopts a policy to phase out the non-therapeutic use of antibiotics in the meat supply chain. The overuse and misuse of antibiotics in the agricultural industry is a major cause of antibiotic resistance, a serious public health issue estimated to kill 10 million people a year worldwide by 20501.

Major companies are taking precautionary and proactive approaches by voluntarily phasing out the non-therapeutic use of antibiotics in their meat supply chains. The Proponent believes that in contrast to other companies, Darden’s antibiotic policy is insufficient to meet rising public expectations and future regulation for antibiotic use in the agricultural industry. As a result, the company faces business and reputational risks that could put the company and its investors at a competitive disadvantage.

Shareholders are being asked to vote FOR a policy to phase out non-therapeutic use of antibiotics in the meat supply chain.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event.  The Green Century Equity Fund urges shareholders to vote for Item number 4 following the instruction provided on the management’s proxy mailing.

1 http://www.bbc.com/news/health-30416844

Rationale for a yes vote

•	The overuse and misuse of antibiotics in the agricultural industry is a major cause of antibiotic resistance, a serious public health issue estimated to kill 10 million people a year worldwide by 2050[2].
•	Industry peers are taking action to phase out antibiotics from their meat supply chains. Inaction from Darden may result in a loss of market access, as well as competitive and reputational damages.
•	Consumer demand for products that are free from antibiotics is rising. The Proponent believes that if Darden takes a proactive stance by going beyond existing regulatory requirements, the company will be well positioned to capitalize on this growing market as well as meet any future regulatory requirements.

Background

According to the Centers for Disease Control and Prevention, 'superbugs' – bacteria immune or resistant to one or more antibiotics – infect over 2 million people in the US and kill over 23,000 annually3. As resistance increases, medications used to treat human infections lose their effectiveness, leading the World Health Organization to warn of a looming 'post-antibiotic' era4.

A major cause of antibiotic resistance is the prolific overuse and misuse of antibiotics in the agricultural industry; antibiotics are often used on healthy animals to accelerate growth and prevent illness in unsanitary conditions. Calls to restrict or ban the routine use of medically important antibiotics for food animals have been endorsed by the American Medical Association, American Public Health Association, and other leading health organizations.

Darden Restaurants is a market leader in the US restaurant sector. With over 1,500 restaurants, the company is responsible for serving over 320 million meals a day. The company buys millions of pounds of beef, chicken, pork, and turkey every year. In its 10-K, Darden acknowledges that the restaurant industry is “intensely competitive,” and that “type and quality of food” is a top competitive point. Yet Darden has failed to articulate a comprehensive policy for reducing consumer exposure to antibiotic-resistant bacteria, and has yet to provide any updates on its progress in relation to the commitment it has made. As the issue of antibiotic resistance becomes increasingly important to consumers, companies are reacting accordingly, strengthening their policies on buying and selling meat raised with antibiotics. Darden’s current policy’s comparative weakness in the industry lends to competitive and reputational risk to both the company and its investors, especially if the company continues to fall behind industry peers that have demonstrated leadership on this issue. By continuing to overuse and misuse antibiotics, Darden not only contributes to a global health crisis, but puts the company, its investors, and the health of its restaurant guests at risk.

Business Risks

Antibiotic overuse and misuse in the agricultural industry is contributing to the rise of antibiotic resistance, putting Darden and its investors at risk.

2 http://www.bbc.com/news/health-30416844
3 http://www.nytimes.com/2013/09/17/health/cdc-report-finds-23000-deaths-a-year-from-antibiotic-resistant-infections.html?_r=0
4  http://www.scientificamerican.com/article/antibiotic-resistance-is-now-rife-across-the-globe

More than 70% of all antibiotics sold in the US are used on food animals5. Antibiotics are often used to promote growth and to prevent illness in crowded and unsanitary living conditions, rather than to treat illness. A US Department of Agriculture (USDA) study found that 85% of surveyed farms use antibiotics for either growth promotion or disease treatment6. The study also found that antibiotic use can be substituted with increased sanitation, vaccination and routine testing. Further, the USDA found that the elimination of antibiotic use for growth purposes in pork and chicken decreases average output by less than half of one percent and increases wholesale prices by less than one percent, resulting in greater total revenue for producers7. Thus, routine, non-therapeutic use of antibiotics is not necessary for safe and economically viable meat production.

The Centers for Disease Control and Prevention, the FDA, and the Department of Agriculture have all testified before Congress that scientific studies have linked the routine, non-therapeutic use of antibiotics on industrial farms to the antibiotic resistance crisis in humans. Antibiotic resistance is estimated to kill 10 million people a year worldwide by 2050, more than currently die from cancer.

Industry peers and competitors are responding to this issue, heightening the financial risks of inaction for Darden.

Darden is at risk for reputational damage as its existing policies surrounding antibiotic use are not strong enough to match growing public expectations or other companies’ policies. Companies whose policies fall behind their peers’ may face civil society/advocacy campaigns and media exposure, which can drastically undermine brand value. Darden is lagging behind industry peers as an increasing number of major meat suppliers and purchasers announce strong policies on antibiotic use:

•	Companies including Chipotle, Panera Bread, Subway, Chick-fil-A, McDonald’s, Taco Bell, Foster Farms, Applegate and Tyson have all made antibiotic commitments for the meat they produce or purchase.
o	Chipotle[8], one of the fastest growing fast food restaurant chains in the US with annual revenues of $3 billion, is one of the largest antibiotic-free meat consumers in the country, purchasing close to 140 million pounds per year. Both Chipotle and Panera Bread[9] have prohibited the non-therapeutic use of antibiotics in their livestock supply chains.
o	Chick-Fil-A, the largest US chicken chain with over 1,900 locations and $6 billion in annual sales, has pledged to serve only chicken that is antibiotic-free by the end of 2019, making it one of the largest chicken purchasers in the country to commit to this issue[10].
o	Applegate, which has roughly 1,500 farms, sees nearly $300 million in annual revenue from its antibiotic-free meat products[11].

5 http://www.nytimes.com/2014/10/03/science/antibiotics-in-livestock-fda-finds-use-is-rising.html
6 http://www.ers.usda.gov/media/184977/eib43.pdf
7 http://www.ers.usda.gov/amber-waves/2015-november/restrictions-on-antibiotic-use-for-production-purposes-in-us-livestockindustries-likely-to-have-small-effects-on-prices-and-quantities.aspx
8 http://chipotle.com/food-with-integrity
9 https://www.panerabread.com/content/dam/panerabread/documents/nutrition/panera-bread-food-policy.pdf
10 http://www.cnn.com/2014/02/11/health/chick-fil-a-chicken-antibiotics/index.html
11 https://www.nrdc.org/sites/default/files/antibiotic-free-meats-CS.pdf

o	Tyson, the largest poultry producer in the US, has committed to phase out human antibiotics in its chicken by September 2017[12].
•	According to the NRDC, one third of the entire US chicken industry has either eliminated or pledged to eliminate the routine use of medically important antibiotics[13].
•	In 2014, the Urban School Food Alliance, a coalition of the largest school districts in the US from New York City, Los Angeles, Chicago, Miami, Dallas and Orlando, adopted an antibiotic-free standard for companies that supply chicken products to its schools. The Alliance is responsible for serving 2.9 million students a day, purchasing more than $550 million in food and supplies[14].

Consumer preferences and the regulatory environment are shifting and Darden must be positioned to respond.

Companies with exposure to antibiotic use through their supply chains may face a number of financial risks, including potential reputational damage due to growing consumer concern over antibiotics in meat. A 2012 Consumer Reports survey concluded that the majority of consumers surveyed were “extremely or very” concerned about the use of antibiotics in animal feed and would spend more for meat produced without these drugs15. Further, 86% of consumers believe meat and poultry raised without antibiotics should be available in their local supermarkets, according to a poll conducted by US PIRG and Consumer Reports16. In a 2015 survey from Crain’s Chicago Business, 34% of fast food restaurant customers said they would visit McDonald’s more often if it served meat raised without hormones or antibiotics17. Thus, consumer preferences are rapidly changing to favor more sustainable and safe food choices.

Many companies are concerned with losing revenue by switching to slightly more expensive antibiotic-free meat; however, more than 60% of consumers said they would be willing to pay at least $0.05 per pound more for antibiotic-free meat, and nearly 40% said they would pay an additional $1 or more per pound18. Moreover, industry experts predict very low transition costs between raising meat with and without antibiotics; money saved from not purchasing antibiotics is often offset by increased feed costs, since more feed is required for animals not given routine antibiotics to reach the same weight as animals given routine antibiotics19.

Addressing these changing consumer attitudes may also present commercial opportunities. US sales of antibiotic-free chicken rose by 34% last year20 and USDA certified organic meats – just one type of antibiotic-free meat – made up the fastest growing segment of the $31 billion organic food industry in 201121. In 2013, the sales of organic meat, poultry, and fish were up 11% over the prior year22.

12 http://www.foodsafetynews.com/2015/12/2015-in-review-animal-antibiotics/#.V7cVOpgrKM8
13 https://www.nrdc.org/sites/default/files/antibiotic-free-meats-CS.pdf
14 https://www.nrdc.org/media/2014/141209-0
15https://www.consumerreports.org/content/dam/cro/news_articles/health/CR%20Meat%20On%20Drugs%20Report%2006-12.pdf
16https://www.consumerreports.org/content/dam/cro/news_articles/health/CR%20Meat%20On%20Drugs%20Report%2006-12.pdf
17 http://adage.com/article/cmo-strategy/love-rocks-survey-reveals-problems-opportunities-mcd/300146/
18 https://www.nrdc.org/sites/default/files/antibiotic-free-meats-CS.pdf
19 www.iatp.org/documents/impacts-of-antimicrobial-growth-promoter-termination-indenmark-0
20 http://www.wsj.com/articles/meat-companies-go-antibiotics-free-as-more-consumers-demand-it-1415071802
21 https://www.nrdc.org/sites/default/files/antibiotic-free-meats-CS.pdf
22 Ibid.

Furthermore, the regulatory environment around the use of antibiotics in agriculture has been changing. In 2006, the European Union banned the use of antibiotics for growth promotion purposes, though individual countries had various policies concerning antibiotics well before then. In 2012, the US Food and Drug Administration (FDA) issued a guidance with voluntary recommendations to limit the use of medically important antibiotics in livestock to 1) when necessary to assure animal health and 2) to include veterinary oversight23. In 2013, the FDA issued a second guidance, Guidance 213, for pharmaceutical companies to voluntarily end sales of medically important antibiotics for certain purposes in the livestock industry24. This guidance, along with the Veterinary Feed Directive (VFD), requires relabeling of and veterinary oversight or consultation of all medically important antibiotics used in livestock feed or water by 2017. In 2015, California went beyond these FDA guidelines and passed a law that, beginning in January 2018, will ban subtherapeutic uses of antibiotics on farms as well as require that data be collected on antibiotic use25. There is also movement on the issue at the federal level, including the 2014 Executive Order that established a Presidential Advisory Council on Combating Antibiotic-Resistant Bacteria and called on the USDA, EPA and FDA to strengthen coordination on the issue26; the 2015 National Action Plan for Combating Antibiotic-Resistant Bacteria that identified critical actions to be taken by key federal departments on the issue27; and the 2015 reintroduction of the Preservation of Antibiotics for Medical Treatment Act28. President Obama also signed a memorandum in mid-2015 that declared the responsible use of antibiotics in food production a federal policy29.

Darden has developed a publicly available position on antibiotic use that follows FDA voluntary guidelines for the “judicious use” of antibiotics important to human medicine, guidelines which are insufficient as they target only specific uses of certain types of antibiotics30. Darden has failed to make commitments beyond the FDA guidelines, rendering its policy inadequate as well as lagging behind industry peers. Additionally, though Darden has pledged to implement its commitments by December 2016, it has not published any information concerning its progress on the issue.

The Proponent believes that the above market and regulatory signals indicate that Darden should expand its current antibiotic policy and aggressively seek opportunities to eliminate the use of non-therapeutic antibiotics in its meat supply chain. By taking such a proactive stance, the company will be well positioned to capitalize on this growing market and protect long-term market share as well as meet any future regulatory requirements.

Conclusion

For the reasons outlined above, the Proponent is deeply concerned that Darden is unprepared to meet rising public expectations for antibiotic use in the agricultural industry, and could face significant financial, competitive, and reputational risks as a result. While industry peers and competitors take steps to capitalize on these changes in the marketplace, Darden’s inadequate policies risk Darden’s public perception, potentially positioning the company as an industry ‘laggard’ in addressing consumer health concerns. As a result, the Proponent believes it is in the company’s best interest to adopt beyond-regulatory compliance measures for phasing out antibiotic use in its meat supply chain. Such precautionary actions may help mitigate reputational risk as well as safeguard the company against potential losses and provide greater long-term shareholder value.

23http://www.fda.gov/downloads/AnimalVeterinary/GuidanceComplianceEnforcement/GuidanceforIndustry/UCM299624.pdf
24 http://www.fda.gov/AnimalVeterinary/NewsEvents/CVMUpdates/ucm507355.htm
25 http://www.foodsafetynews.com/2015/12/2015-in-review-animal-antibiotics/#.V7cVOpgrKM8
26 https://www.whitehouse.gov/the-press-office/2014/09/18/executive-order-combating-antibiotic-resistant-bacteria
27 https://www.whitehouse.gov/sites/default/files/docs/national_action_plan_for_combating_antibotic-resistant_bacteria.pdf
28 http://www.foodsafetynews.com/tag/pamta/#.V7cVG5grKM8
29 https://www.whitehouse.gov/the-press-office/2015/06/02/presidential-memorandum-creating-preference-meat-and-poultry-produced-ac
30 https://www.darden.com/citizenship/plate/sourcing#antibiotics

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event.  The Green Century Equity Fund urges shareholders to vote for Item number 4 following the instruction provided on the management’s proxy mailing.